Filed by CITIC Capital Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CITIC Capital Acquisition Corp.

Commission File No.: 333-257962

Date: December 14, 2021

This filing relates to the proposed merger involving CITIC Capital Acquisition Corp. (“CCAC”) and Quanergy Systems, Inc. (“Quanergy”), pursuant to the terms of that certain Merger Agreement, dated as of June 21, 2021.

On December 14, 2021, Quanergy issued the following press release announcing a collaboration with Securitas France, a leader in intelligent protective services. The full press release can be found at https://www.businesswire.com/news/home/20211214005474/en/Securitas-France-Partners-With-Quanergy-to-Unveil-the-Security-Market%E2%80%99s-First-Mobile-Surveillance-Solution-With-Integrated-3D-LiDAR-Technology and the text is below.

Press Release

Securitas France Partners With Quanergy to Unveil the Security Market’s First Mobile Surveillance Solution With Integrated 3D LiDAR Technology

•	Mobile solution can be deployed anywhere to ensure security of remote sites

•	Cost-effective, flexible security solution for sites with limited infrastructure

•	3D LiDAR provides extremely high accuracy and reduces false alarms by more than 95%

Quanergy Partners with Securitas France to Unveil the Security Market’s First Mobile Surveillance Solution with Integrated 3D LiDAR Technology. (Photo: Business Wire)

December 14, 2021 06:00 AM Eastern Standard Time

SUNNYVALE, Calif. & PARIS—(BUSINESS WIRE)—Quanergy Systems, Inc., a leading provider of OPA-based solid state LiDAR sensors and smart 3D solutions for automotive and IoT, today announced a collaboration with Securitas France, a leader in intelligent protective services. The collaboration provides the security industry’s first remote mobile surveillance solution with 3D LiDAR integration.

The mobile surveillance solution, Mobile Cam 3D from Securitas, combines Quanergy’s M-Series LiDAR sensors, and security cameras to secure temporary and remote sites like construction sites, storage areas, parking areas, and more. The mobile surveillance units are being deployed for perimeter protection and intrusion detection where infrastructure is limited.

The unique solution features robust 3D LiDAR sensors that provide reliable detection and advanced situational awareness of security threats. The solution can be monitored remotely thanks to Quanergy’s integrated computer vision platform, QORTEX DTC™, which provides real-time detection, tracking, and identification of objects in the secured area.

Laurent Zaffran, Vice President of Electronic Security for Securitas in France says, “We have selected Quanergy’s innovative 3D LiDAR solutions in our electronics security services in France. Its high accuracy and low rate of false alarms enable us to provide highly reliable solutions to our customers.” He also added, “The rate of nuisance alarm is divided by ten, making the remote monitoring by our operators more efficient. This is a major milestone in making a more reliable security process for perimeter intrusion.”

Quanergy’s M-Series of LiDAR sensors operate reliably in any lighting or weather condition, making them an ideal detection solution for outdoor remote security applications. The solution offers full object classification, including object distance and velocity, and provides 360-degree coverage. With a range up to 200 meters in diameter, M-Series LiDAR sensors can monitor large outdoor areas with just a few compact, portable devices.

“3D LiDAR is a game-changer for the security industry,” said Gerald Becker, VP of Alliances and Market development. “Its perception and unmatched accuracy are enabling new and innovative solutions—like mobile security and remote surveillance—to reliably and cost-effectively protect sites that were once difficult or cost-prohibitive to secure. And partnering with Securitas, one of the largest security companies in the world, is bringing this technology to more customers worldwide.”

For more information, visit www.quanergy.com

To watch Securitas’ Mobile Cam 3D video, click here: https://www.youtube.com/watch?v=qGzMamybKE0.

In June, Quanergy entered into a definitive merger agreement with CITIC Capital Acquisition Corp. (NYSE: CCAC) (“CCAC”). Upon closing of the transaction, the combined company will be named Quanergy Systems, Inc. and is expected to be listed on the New York Stock Exchange (NYSE) under the ticker symbol “QNGY.” The transaction is expected to close in the fourth quarter of 2021, subject to satisfaction of customary closing conditions.

About Quanergy Systems, Inc.

Quanergy Systems’ mission is to create powerful, affordable smart LiDAR solutions for automotive and IoT applications to enhance people’s experiences and safety. Quanergy has developed the only true 100% solid state CMOS LiDAR sensor built on optical phased array (OPA) technology to enable the mass production of low-cost, highly reliable 3D LiDAR solutions. Through Quanergy’s smart LiDAR solutions, businesses can now leverage real-time, advanced 3D insights to transform their operations in a variety of industries including industrial automation, physical security, smart cities, smart spaces, and much more. Quanergy solutions are deployed by over 350 customers across the globe. For more information, please visit us at www.quanergy.com.

About Securitas

Securitas is the world’s leading intelligent protective services partner. Our guarding, electronic security, fire and safety, and risk management solutions enable more than 150,000 clients to see a different world. We are present in 47 markets and our innovative, data-driven approach makes us a trusted partner to many of the world’s best-known companies. Our 355,000 employees live our values of integrity, vigilance and helpfulness, and our purpose is to help make your world a safer place. For more information: www.securitas.com

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), CCAC filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) (File No. 333-257962), which includes the preliminary proxy statement/prospectus of CCAC. CCAC’s stockholders and other interested persons are advised to read the Registration Statement and the preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments previously filed and to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the Merger Agreement. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of CCAC as of the record date established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. Shareholders of CCAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination because they will contain important information about CCAC, Quanergy and the proposed business combination. Shareholders can also obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888.

Participants in the Solicitation

CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with the proposed business combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC, including their ownership of CCAC’s securities in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the proposed business combination are set forth in the Registration Statement, which includes the preliminary proxy statement/prospectus of CCAC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination are included in the Registration Statement, which includes the proxy statement/prospectus that CCAC filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAC or Quanergy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding the ability of Quanergy’s 3D LiDAR sensors’

suitability for outdoor remote security applications and ability to enhance the reliability of security processes for perimeter intrusion, LiDAR’s potential impact on the security industry, CCAC’s ability to consummate the proposed business combination, anticipated timing of the proposed business combination, and the combined company’s future products are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the business combination; failure to realize the anticipated benefits of the proposed business combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s shareholders; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents CCAC has filed, or will file, with the SEC, including the final amended registration statement on Form S-4 that will include proxy statements/prospectus that CCAC will file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Quanergy Media Contact : Neal Stein, media@quanergy.com

For Securitas France Media Contact : presse@securitas.fr